EXHIBIT 14.2

                             THE THURLOW FUNDS, INC.

                     SIMPLIFIED EMPLOYEE PENSION-INDIVIDUAL
                   RETIREMENT ACCOUNTS CONTRIBUTION AGREEMENT
               (Under Section 408(k) of the Internal Revenue Code)


   ______________________________ makes the following agreement under
          (Name of employer)
   Section 408(k) of the Internal Revenue Code and the instructions to this form.

   Article I--Eligibility Requirements (Check appropriate boxes--see Instructions.)

   The employer agrees to provide for discretionary contributions in each calendar year to the individual retirement account or individual retirement annuity (IRA) of all employees who are at least ______ years old (not to exceed 21 years old) and have performed services for the employer in at least ______ years (not to exceed 3 years) of the immediately preceding 5 years. This simplified employee pension (SEP) [_] includes [_] does not include employees covered under a collective bargaining agreement, [_] includes [_] does not include certain nonresident aliens, and [_] includes [_] does not include employees whose total compensation during the year is less than $400*.

        *  This amount reflects the cost-of-living increase effective January
   1,  1997.   The  amount  is  adjusted annually.    The  IRS announces  the
   increase, if any, in a news release and in the Internal Revenue Bulletin.

   Article II--SEP Requirements (See Instructions.)

   The employer agrees that contributions made on behalf of each eligible employee will be:

   A.   Based only on the first $160,000* of compensation.

   B. Made in an amount that is the same percentage of compensation for every employee.

   C. Limited annually to the smaller of $30,000* or 15% of compensation.

   D. Paid to the employee's IRA trustee, custodian, or insurance company (for an annuity contract).



   Employer's Signature and date                    Name and title